Exhibit 99.1

Fuwei Films Announces the Resignation of Its Chairman of Board and CEO and the Appointment of a New Successor

BEIJING, Dec. 3, 2014 /PRNewswire/ -- Fuwei Films (Holdings) Co., Ltd. (FFHL) ("Fuwei Films" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announces that Mr. Xiaoan He has tendered his resignation as Chairman of the Board of Directors (the "Board") and Chief Executive Officer of the Company, effective December 31, 2014, due to personal reasons.  Mr. Zengyong Wang, who was previously elected as a new director to the Board of Directors at the Annual General Meeting held on December 1, 2014, has been appointed as the new Chairman of the Board of Directors and Chief Executive Officer, effective January 1, 2015.

The Board would like to thank Mr. He for his dedication, leadership and contribution to the Company during his tenure as the Chief Executive Officer and Chairman of the Board.  Mr. He has been the Chairman of the Board and Chief Executive Officer of the Company since 2005 and is responsible for the formulation and implementation of the Company's business strategies and the management of its business operations. From June 2004 to January 2005, Mr. He was also the General Manager of the Company responsible for daily operations and management.

Mr. Zengyong Wang has been a director and Vice President of Shandong SNTON Group Co., Ltd. (the "SNTON Group") since February 2006, where he has been responsible for SNTON Group's business management affairs, production planning and management and the supply market of SNTON Group's subsidiaries. Mr. Wang has more than ten years of large-scale enterprise group management experience. From January 2001 to February 2006, Mr. Wang served as a member of the Board of Supervisors of SNTON Group. From October 2003 to February 2006, Mr. Wang was the director of human resources of SNTON Group. From January 1995 to October 2003, Mr. Wang was the General Manager responsible for the overall management of operations of SNTON Hualu New Materials Co., Ltd., of which the main products were new patterns of middle and high pressed glass fiber reinforced plastic composite pipe fittings used for oil translation. In 2009, Mr. Wang studied in a selected EMBA class in Tsinghua University School of Economics and Management. From 2000 to 2002, Mr. Wang studied Economics and Management in Shandong Provincial Committee Party School. In March 2001, Mr. Zengyong Wang received his professional title of Senior Engineer certificate awarded by Shandong Province Office of Personnel.

Mr. Wang commented, "In recognition of Mr. He's service, I would like to extend my personal appreciation for his dedicated service and due diligence to Fuwei Films, especially in the past several years when the BOPET industry has undergone challenging dynamics and wish him well in his future endeavors.  I am honored to play an active role with the Company and will focus on strategic initiatives that will create additional value for our customers and shareholders and look forward to Fuwei Films' progress and success."

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ("Fuwei Shandong"). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company's ordinary shares from the NASDAQ Global Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Manager

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen

Investor Relations

Grayling

Phone: +1-646-284-9427

Email: vivian.chen@us.grayling.com